





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67105

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MVP Financial, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30 Broad Steet, Suite 1450
(No. and Street)

New York (City) NY (State) 10004 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven Perlstein (212) 962-2100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Liggett & Webb, P.A.
(Name – *if individual, state last, first, middle name*)

1901 South Congress Ave, Ste. 110 (Address) Boynton Beach (City) FL (State) 33426 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Steven Perlstein , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MVP Financial, LLC , as of December 31 , 20 19 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

State of Virginia; County of Fairfax;
Subscribed and sworn before me by
Steven Perlstein on 2/26/2020.



JENNIFER L
FACEN-VAUGHN
REGISTRATION NUMBER
7754432
COMMISSION EXPIRES
NOVEMBER 30, 2021

_____
Signature

CEO
_____
Title

Jennifer L Facen-Vaughn   7754432
Notary Public   Notarized online using audio-video communication

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

MVP FINANCIAL, LLC

**Financial Statements and Report of
Independent Public Accounting Firm
Pursuant to Rule 17a-5**

Year Ended December 31, 2019

MVP Financial, LLC
Table of Contents
December 31, 2019

LIGGETT & WEBB P.A.
CERTIFIED PUBLIC ACCOUNTANTS

432 Park Avenue South, 10th Floor
New York, NY 10016 / (212) 481-3490

1901 South Congress Avenue, Suite 110
Boynton Beach, FL 33426 / (561) 752-1721

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member of MVP Financial, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of MVP Financial, LLC as of December 31, 2019 and the related statement of operations, changes in member equity(deficit), and cash flows for the year then ended and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of MVP Financial, LLC as of December 31, 2019, and the results of its operations and its cash flow for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Explanatory Paragraph – Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has an accumulated deficit and no ongoing sources of revenue. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty

Basis for Opinion

These financial statements are the responsibility of MVP Financial, LLC's management. Our responsibility is to express an opinion on MVP Financial, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to MVP Financial, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in the Computation of net capital Under SEC Rule 15c3-1, Computation Basic net capital requirement under SEC Rule 15c3-1 and Computation of aggregate indebtedness under SEC Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of MVP Financial, LLC's financial statements. The supplemental information is the responsibility of MVP Financial, LLC management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in

conformity with 17 C.F.R §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Liggett & Webb, P.A.

Liggett & Webb, P.A., Certified Public Accountants
We have served as the company's auditor since 2020.
Boynton Beach, Florida
February 28, 2020

MVP Financial, LLC
Statement of Financial Condition
December 31, 2019

Assets

Cash	$	2,027
Prepaid expenses		4,003
Total assets	$	6,030

Liabilities and member's equity (deficit)
Liabilities

Accrued professional fees payable	$	40
Accrued interest payable		1,000
Other accrued payables		1,432
Subordinated loan payable		25,000
Total Liabilities		27,472

Commitments and contingencies

Member's equity (deficit)		(21,442)
Total liabilities and member's equity (deficit)	$	6,030

The accompanying notes are an integral part of these financial statements.

MVP Financial, LLC
Statement of Operations
For the Year Ended December 31, 2019

Revenues	$	16,800
Expenses		
Professional fees		67,193
Travel and entertainment		6,436
Communications		7,109
Occupancy		1,200
Interest		3,000
Advertising and promotion		211
Regulatory fees		2,028
Other		3,831
Total expenses		91,008
Net loss	$	(74,208)

The accompanying notes are an integral part of these financial statements.

MVP Financial, LLC
Statement of Changes in Member's Equity (Deficit)
For the Year Ended December 31, 2019

Member's equity (deficit), January 1, 2019	$	(41,981)
Capital contributions		94,747
Net loss		(74,208)
Member's equity (deficit), December 31, 2019	$	(21,442)

The accompanying notes are an integral part of these financial statements.

MVP Financial, LLC
Statement of Cash Flows
For the Year Ended December 31, 2019

Cash flows from operating activities

Net loss	$	(74,208)

Adjustments to reconcile net loss to net
cash used in operating activities:

Decrease in prepaid expenses and other assets		(3,521)
Decrease in accrued professional fees payable		(16,760)
Decrease in accrued interest payable		(2,500)
Decrease in other accrued payables		(713)
Net cash used by operating activities		(97,702)

Cash flows from financing activities:

Cash contributions from member		94,747
Net cash provided by financing activities		94,747

Net decrease in cash		(2,955)

Cash - December 31, 2018		4,982
Cash - December 31, 2019	$	2,027

Supplemental cash flow information

Cash paid for interest	$	5,500
Cash paid for income tax	$	-

The accompanying notes are an integral part of these financial statements.

1. **Nature of business**

   MVP Financial, LLC (the "Company") is a Delaware limited liability company incorporated on January 15, 2004 whose sole member is Steven Perlstein ("Member"). The liability of the Member for the losses, debts and obligations of the Company is generally limited to his capital contributions. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority, Inc. ("FINRA").

   On September 19, 2019, the Company's Member entered into an agreement with a third party to sell 100% of the Company to the third party subject to FINRA approval of the change of control and other considerations. In connection therewith, the third party paid Mr. Perlstein $70,000 who then contributed it to the Company. The Company is entitled to retain these funds unless the FINRA change of control is denied for any fact related to the Member or the Company not disclosed to the third party in writing. The transaction has not closed as of February 28, 2020.

   The Company is restricted from conducting a securities business and it did not conduct a securities business in 2019, due to insufficient net capital.

2. **Summary of Significant Accounting Policies**

   Basis of Presentation
   The accompanying financial statements of the Company have been prepared on the accrual basis of accounting.

   Use of Estimates
   The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates and the differences could be material

   Going Concern
   The Company has no ongoing sources of revenue. Its continued existence is dependent on the successful conclusion of ongoing negotiations with an outside group which has indicated an interest in providing a capital infusion through equity ownership in the Company. Absent such capital infusion, there is substantial doubt that Company would be able to meet its continuing obligations for at least one year from the issuance of these financial statements (see Note 1).

   Revenue Recognition
   Effective January 1, 2018, the Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC 606"). The new revenue recognition guidance requires an entity to

follow a five-step model to recognize revenue in order to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

The Company earned $16,800 in revenue during the year from consulting services to one customer.

Cash Equivalents

The Company considers all highly liquid investments purchased with remaining maturities of three months or less to be cash equivalents. The Company did not have any cash equivalents at December 31, 2019.

Income Taxes

The Company is treated as a disregarded entity for income tax purposes. Earnings/losses are included in the Member's personal income tax returns and taxed depending on his personal tax situation. Therefore, no provision or liability for federal income taxes has been included in the financial statements. The Company believes that it has appropriate support for any tax positions taken and, accordingly, does not have any uncertain tax positions that are material to the financial statements. Management believes its tax returns are no longer subject to taxing authority examinations for years prior to 2015.

3. **Net Capital Requirements**

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1, the "Rule"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, as both defined, shall not exceed 15 to 1. In accordance with the Rule, the Company is required to maintain defined minimum net capital equal to the greater of $5,000 or 1/15 of aggregate indebtedness.

At December 31, 2019, the Company had net capital, as defined, of negative $25,445, which compared to the requirement of $5,000 results in a deficiency of $30,445. Aggregate indebtedness at December 31, 2019 totaled $27,472. The percentage of aggregate indebtedness to net capital was (107.97)%.

The Company was not in compliance with its net capital requirement at any time during the year ended December 31, 2019. As a result of the net capital deficiency, FINRA may impose certain fines and penalties on the Company. As of the date these financial statements were available to be issued, the likelihood and amount of these fines and penalties is undeterminable.

4. **Subordinated Loan**

The Company entered into a $50,000 subordinated loan agreement which is not available for net capital purposes with a related party individual in 2009. The loan accrues interest at 12% per annum, with no specified repayment terms and is due on demand. As of December 31, 2019, total outstanding principal and accrued interest were $25,000 and $1,000,

respectively. Interest expense incurred on this loan totaled $3,000 for the year ended December 31, 2019. (See Note 7.)

5. **Concentrations of Credit Risk and Other Matters**

The Company believes that it has no material credit risk concentrations at December 31, 2019.

6. **Capital Contributions of Member**

The Company's Member contributed $94,747 in additional capital during the year ended December 31, 2019.

7. **Subsequent Events**

Subsequent events were evaluated through February 28, 2020 which is the date the financial statements were available to be issued.

On February 25, 2020 the Company's Member contributed $50,000 in additional capital.

On February 26, 2020, the Company repaid its $25,000 subordinated loan with interest of $1,500 which had accrued through that date.

SUPPLEMENTAL INFORMATION

MVP Financial, LLC   **Schedule I**

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2019

Net Capital

Total member's equity (deficit)	$	(21,442)
Less non-allowable assets:		
Prepaid expenses		4,003
Net capital before haircuts on securities positions		(25,445)
Haircuts on securities positions		-
Net capital (deficiency)	$	(25,445)
Aggregate Indebtedness	$	27,472
Computation of Basic Net Capital Requirement		
Minimum net capital required	$	5,000
Excess net capital (deficiency)	$	(30,445)
Net capital in excess of 120% of required net capital (deficiency)	$	(31,445)
Ratio of aggregate indebtedness to net capital		(107.97%)

There are no material differences between the computation above and the computation included in the Company's corresponding unaudited December 31, 2019 FOCUS Report, Part IIA, Form X-17a-5 amended on February 26, 2020.

MVP Financial, LLC   **Schedule II**

Computation for Determination of Reserve Requirement Under Rule 15c3-3
of the Securities and Exchange Commission
As of December 31, 2019

The Company has claimed exemption from Rule 15c3-3 under the provisions of Section (k)(2)(i).

EXEMPTION CERTIFICATION

MVP FINANCIAL, LLC

Exemption Report

MVP Financial, LLC (the 'Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities Exchange Commission (17 C.F.R §240.17a-5, "Reports to be made by certain brokers and dealers"). This exemption report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provision of 17 C.F.R. §240.15c3-3(k)(2)(i):

(2) The Company had no obligation under 17 C.F.R. § 240.15c3-3 throughout the year ended December 31, 2019 without exception.

MVP FINANCIAL, LLC

I, Steven R. Perlstein swear (or affirm) that, to my best knowledge and belief, this exemption report is true and correct.



Name: Steven Perlstein
Title: Member and CEO
Date: February 28, 2020

LIGGETT
& WEBB P.A.
CERTIFIED PUBLIC ACCOUNTANTS

432 Park Avenue South, 10th Floor
New York, NY 10016 / (212) 481-3490

1901 South Congress Avenue, Suite 110
Boynton Beach, FL 33426 / (561) 752-1721

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member of MVP Financial, LLC

We have reviewed management's statements, included in the accompanying Exemption Report for SEC Rule §15c3-3 Reserve requirements, in which (1) MVP Financial, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which MVP Financial, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) MVP Financial, LLC stated that MVP Financial, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. MVP Financial, LLC management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about MVP Financial, LLC compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Liggett & Webb, P.A.

Liggett & Webb, P.A.
Certified Public Accountants
Boynton Beach, Florida
February 28, 2020